Filed by: HomeStreet, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: HomeStreet, Inc.
Commission File No.: 001-35424

The following information summary was made available to all employees of HomeStreet, Inc. and HomeStreet Bank on May 1, 2024 in connection with the proposed transaction between HomeStreet, Inc. and FirstSun Capital Bancorp.


HomeStreet, Inc. +
FirstSun Capital Bancorp
Transformational Strategic Merger

FSUN + HMST Merger Update

In a joint investor call held on May 1, 2024, FirstSun President and CEO, Neal Arnold, alongside HomeStreet's President and CEO, Mark Mason, announced a merger agreement amendment. "In the four months since we announced our merger, we have experienced a more volatile bank operating environment," stated Arnold. "Two primary factors have come into play specifically for each of our companies and this merger: 1) Rates have been moving higher and we've certainly seen a locked in belief of higher for longer. This impacts our interest margin and funding costs. 2) We've seen a more defensive posturing on CRE concentrations by regulators, bank operators, and investors broadly." In response, decisions have been made to raise an additional $108M in bank level capital, expand existing capital commitments from our long-term capital providers, and lower our CRE concentration. "We have decided to proceed with an application to have the pro forma bank also be primarily regulated by the Federal Reserve and the State of Texas Department of Banking," said Arnold.

"We remain very committed to this transaction," said Mason. "The entire HMST team continues to work hard with our partners at FirstSun on integration planning, systems selection, and conversions with the ultimate objective of a seamless transition post-closing. Our view of the attractiveness of this merger remains intact – our combined geographic reach, our product diversity, and top-tier earnings power is well positioned for growth."

Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 During the call it was also announced the closing of the deal is now expected to occur in late 2024. For more details, please review the updated 4/30/24 investor deck. A recording of the investor call will also be available here. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, and (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward- Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”).

Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND WILL BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE SUCH DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy

Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, and (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-

Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND WILL BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE SUCH DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC.

Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.